Exhibit 99.1
Stellantis Reports Full Year 2025 Financial Results
Decisive Reset to Meet Customer Preferences
Focus on Strong Execution in 2026
•Net revenues of €153.5 billion, down 2% compared to 2024, mainly due to FX headwinds and also from H1 2025 net pricing declines
•Net loss of €22.3 billion due to €25.4 billion of full year unusual charges, primarily reflects a strategic shift to put customer preferences and freedom-of-choice back at the heart of the Company's plans
•Adjusted operating loss(2) of €842 million with AOI margin(3) of (0.5)%, AOI negatively impacted by a number of specific items
•Industrial free cash flows(4) were negative €4.5 billion
•H2 2025, the first full 6 months of the renewed leadership team, saw improvements in revenue growth and IFCF(4). Top-line growth was re-established with a 10% year-over-year increase in Net revenues. H2 2025 IFCF(4) of negative €1.5 billion represents approximately 50% improvement compared to H1 2025, and 73% improvement compared to H2 2024
•Industrial available liquidity(9) was €46 billion at the end of 2025. To preserve a strong balance sheet the Board authorized the suspension of the 2026 dividend and the issuance of up to €5 billion of hybrid bonds
•New product wave broadens market coverage with added white-space products and powertrain options across North America, Enlarged Europe, South America and Middle East & Africa targeting profitable growth opportunities
•2026 Financial Guidance Affirmed. Company expects to progressively improve Net revenues, AOI margin(3) and Industrial free cash flows(4) in 2026, and to see progressive improvements from H1 2026 to H2 2026

"Our 2025 full year results reflect the cost of over-estimating the pace of the energy transition and of the need to reset our business around our customers' freedom to choose from the full range of electric, hybrid and internal combustion technologies."

"In the second half of the year we began to see initial, positive signs of progress with the early results of our drive to improve quality, strong execution of the launches of our new product wave and a return to top line growth. In 2026 our focus will be on continuing to close the execution gaps of the past, adding further momentum to our return to profitable growth."

                                                                           Antonio Filosa, CEO

2026 Dodge Charger SIXPACK - 2026 NA Car of the Year®

€ million / units million		FY 2025	FY 2024	Change		H2 2025	H2 2024	Change

FY 2026 FINANCIAL GUIDANCE

Net revenues: Mid-Single Digit % Increase

AOI margin(3): Low-Single Digit %

Industrial free cash flows(4): Improved Y-o-Y
(incl. €2B in 2026 payments related to H2 '25 charges)

Expect Positive Industrial free cash flow(4) in 2027

I F R S	Net revenues	153,508	156,878	(2)%		79,247	71,861	+10%
	Net profit/(loss)	(22,332)	5,520	n.m.		(20,076)	(127)	n.m.
	Diluted EPS	(7.75)	1.84	n.m.		(6.96)	(0.05)	n.m.
	Cash flows from operating activities(5)	(4,650)	1,535	n.m.		(2,363)	(2,435)	+3%
N O N - G A A P	Adjusted operating income/(loss)(2)	(842)	8,648	(110)%		(1,382)	185	n.m.
	Adjusted operating income margin(3)	(0.5)%	5.5%	(600)	bps	(1.7)%	0.3%	(200)	bps
	Adjusted diluted EPS(5)	(0.42)	2.48	(117)%		(0.60)	0.08	n.m.
	Industrial free cash flows(4)	(4,525)	(6,045)	+25%		(1,520)	(5,653)	+73%
	Consolidated shipments(1)	5,484	5,415	+1%		2,820	2,543	+11%
	Combined shipments(1)	5,573	5,526	+1%		2,883	2,595	+11%
________________________________________________________________________________________________________________________________________
All reported data is unaudited. Reference should be made to the section “Safe Harbor Statement” included elsewhere within this document
n.m - not meaningful

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AMSTERDAM – February 26, 2026 — Stellantis N.V. reported its Full Year 2025 results, with Net revenues of €153.5 billion, down 2% from 2024 due to strong FX headwinds and H1 2025 net pricing declines, which were partially offset by higher volume and mix. The Company posted a Net loss of €22.3 billion, driven by €25.4 billion in charges primarily related to a profound strategic shift to meet customer preferences, and reflect shifts in regulatory frameworks.

In 2026, Stellantis' expanding product wave is broadening market coverage and targeting new opportunities for profitable growth. For example, in North America, the Jeep® Cherokee and Dodge Charger SIXPACK mark a decisive re‑entry into the mid‑SUV and ICE muscle‑car segments, with additional momentum expected from the late‑2025 launch of the Ram 1500 HEMI® V8 and Express models. In South America, the mid-size pickup Ram Dakota anchors the lineup, while in Enlarged Europe, the Citroën C5 Aircross BEV, the Jeep® Compass BEV and the recently launched Fiat 500 Hybrid further strengthen the Company's ability to meet the full range of its customers' needs.

Company Delivers Return to Top-Line Growth in H2 2025
Stellantis delivered a solid performance in the second half of 2025, with consolidated shipments reaching 2.8 million units—an increase of 277,000 vehicles, or +11% year-over-year. Growth was broad-based, with every region reporting higher volumes.

•North America posted the strongest contribution, adding 231,000 units—a +39% year-over-year increase, reflecting the benefits of normalized inventory dynamics, compared with the prior year's inventory reduction initiative, along with increased commercial momentum in the region.
•Stellantis' Net revenues in H2 2025 rose 10% compared with the same period in 2024.

These results reflect the initial impact of improved operational efficiencies, disciplined commercial strategies, and the strength of Stellantis’ global brand portfolio. Furthermore, the renewed focus on quality management is delivering early results, with the number of issues reported for vehicles in their first month of service decreasing by over 50% in North America, and by over 30% in Enlarged Europe since the beginning of 2025.

Executes Decisive Reset to Align with Customers and Support Profitable Growth
On February 6, 2026, Stellantis announced a major reset of its business, resulting in approximately €22.2 billion in charges, excluded from AOI, for the second half of 2025, of which about €6.5 billion are cash payments expected to be made over the next four years. These charges include:

•Resetting the product plan and EV supply chain to reflect customer demand and shifting regulations;
•A change in the estimation process for contractual warranty provisions; and
•Other charges, mainly related to previously announced workforce reductions in Enlarged Europe.

In addition, the reset has empowered regional teams to accelerate decision-making and improve effectiveness across all business areas, while working to build closer, more productive relationships with the Company's dealer, supplier, institutional and union stakeholders.

2026 Guidance Reiterated Projecting Progressive Improvement in Net Revenue, AOI, and IFCF
The Company expects to see a mid-single-digit percent increase in Net revenues, a low-single-digit AOI margin, and improved Industrial free cash flow generation year over year. Sequential improvement is also expected from the first half to the second half of the year.

Upcoming Events

•Full Year 2025 Results Management Call - February 26, 2026, at 2:00 p.m. CET / 8:00 a.m. EST. The webcast and recorded replay will be accessible under the Investors section of the Stellantis corporate website (www.stellantis.com).
•Annual General Meeting - April 14, 2026.
•Beginning with Q1 2026 results on April 30, Stellantis will transition to quarterly reporting of earnings and other financial results.
•Stellantis Investor Day - May 21, 2026, Auburn Hills, Michigan & virtually through webcast. Registration is now open.

About Stellantis
Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit https://www.stellantis.com.
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FULL YEAR 2025 SEGMENT PERFORMANCE

NORTH AMERICA					ENLARGED EUROPE
€ million, except as otherwise stated	2025	2024	Change		€ million, except as otherwise stated	2025	2024	Change
Shipments (000s)	1,472	1,432	+40		Shipments (000s)	2,490	2,576	(86)
Net revenues	60,962	63,450	(2,488)		Net revenues	57,773	59,010	(1,237)
AOI	(1,892)	2,660	(4,552)		AOI	(651)	2,419	(3,070)
AOI margin	(3.1)%	4.2%	(730)	bps	AOI margin	(1.1)%	4.1%	(520)	bps
•Shipments up 3%, mainly due to increase in Ram LD trucks, Jeep® Wrangler and Gladiator and Chrysler Pacifica, partially offset by Ram Promaster and Jeep® PHEVs
•Net revenues down 4%, driven largely by foreign exchange impacts from U.S. Dollar and higher incentives levels, partially offset by increased volume, specifically in U.S. retail
•Adjusted operating income/(loss) down €5 billion, mainly driven by unfavorable mix, U.S. tariffs, change in estimate for contractual warranties and increased incentive spend, partially offset by purchasing and manufacturing performance and improved retail volumes

•Shipments down 3%, mainly due to lower shipments of legacy models of Peugeot, Opel and FIAT brands, partially offset by higher volumes of Opel/Vauxhall Frontera and Fiat Grande Panda
•Net revenues down 2%, due to pricing pressures and reduced volumes, partially offset by positive powertrain and trim mix
•Adjusted operating income/(loss) down €3 billion, driven by unfavorable pricing and mix, lower volumes, and higher industrial costs related to warranty and LCV compliance provisions, partially mitigated by improved purchasing and manufacturing performance

MIDDLE EAST & AFRICA					SOUTH AMERICA
€ million, except as otherwise stated	2025	2024	Change		€ million, except as otherwise stated	2025	2024	Change
Combined shipments(1) (000s)	542	534	+8		Shipments (000s)	1,000	912	+88
Consolidated shipments(1) (000s)	453	423	+30		Net revenues	16,197	15,863	+334
Net revenues	9,709	10,097	(388)		AOI	1,963	2,272	(309)
AOI	1,429	1,901	(472)		AOI margin	12.1%	14.3%	(220)	bps
AOI margin	14.7%	18.8%	(410)	bps
•Consolidated shipments up 7%, mainly driven by increased volumes in Türkiye, partially offset by decreases in Algeria
•Net revenues down 4%, primarily due to negative foreign exchange translation effects, mainly from Turkish Lira, partially offset by strong increases in net pricing
•Adjusted operating income/(loss) down €472 million, primarily due to negative foreign exchange transaction and translation effects primarily related to Turkish Lira, partially offset by increased pricing actions

•Shipments up 10%, driven primarily by increased volumes in Argentina, Brazil and Chile
•Net revenues up 2%, driven by increased volume, mainly in Argentina, largely offset by foreign exchange impacts from Brazilian Real and Argentine Peso
•Adjusted operating income/(loss) down €309 million, driven by Brazilian Real devaluation impact on industrial costs and Argentine Peso devaluation impact on price in Argentina, partially offset by better volume/mix and a benefit from recognition of Brazilian indirect tax credits

CHINA AND INDIA & ASIA PACIFIC					MASERATI
€ million, except as otherwise stated	2025	2024	Change		€ million, except as otherwise stated	2025	2024	Change
Combined shipments(1) (000s)	61	61	—		Shipments (000s)	7.9	11.3	(3.4)
Consolidated shipments(1) (000s)	61	61	—		Net revenues	726	1,040	(314)
Net revenues	1,868	1,993	(125)		AOI	(198)	(260)	+62
AOI	74	(58)	+132		AOI margin	(27.3)%	(25.0)%	(230)	bps
AOI margin	4.0%	(2.9)%	+690	bps
•Improved results due to better mix mainly driven by higher Ram sales and fixed costs containment, partially offset by unfavorable foreign exchange translation impacts
•Lower R&D and reduced D&A costs from previously impaired assets, partially offset by decreased net pricing in NA and lower volumes from reduced product portfolio, U.S. tariffs and reduced appetite for luxury products in China

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H2 2025 PERFORMANCE

(€ million)		H2 2025	H2 2024	Change
I F R S	Net revenues	79,247	71,861	+10%
	Net profit/(loss)	(20,076)	(127)	n.m.
	Diluted EPS	(6.96)	(0.05)	n.m.
	Cash flows from operating activities(5)	(2,363)	(2,435)	3%
N O N - G A A P	Adjusted operating income/(loss)(2)	(1,382)	185	n.m.
	Adjusted operating income margin(3)	(1.7)%	0.3%	(200)	bps
	Adjusted diluted EPS(6)	(0.60)	0.08	n.m.
	Industrial free cash flows(4)	(1,520)	(5,653)	73%

NORTH AMERICA					ENLARGED EUROPE
€ million, except as otherwise stated	H2 2025	H2 2024	Change		€ million, except as otherwise stated	H2 2025	H2 2024	Change
Shipments (000s)	825	594	+231		Shipments (000s)	1,201	1,189	+12
Net revenues	32,764	25,097	+7,667		Net revenues	28,532	29,041	(509)
AOI	(941)	(1,706)	+765		AOI	(660)	359	(1,019)
AOI margin	(2.9)%	(6.8)%	+390	bps	AOI margin	(2.3)%	1.2%	(350)	bps

MIDDLE EAST & AFRICA					SOUTH AMERICA
€ million, except as otherwise stated	H2 2025	H2 2024	Change		€ million, except as otherwise stated	H2 2025	H2 2024	Change
Combined shipments(1) (000s)	291	261	+30		Shipments (000s)	529	518	+11
Consolidated shipments(1) (000s)	228	209	+19
Net revenues	4,765	5,092	(327)		Net revenues	8,428	8,496	(68)
AOI	661	854	(193)		AOI	775	1,122	(347)
AOI margin	13.9%	16.8%	(290)	bps	AOI margin	9.2%	13.2%	(400)	bps

CHINA AND INDIA & PACIFIC				MASERATI
€ million, except as otherwise stated	H2 2025	H2 2024	Change	€ million, except as otherwise stated	H2 2025	H2 2024	Change
Combined shipments(1) (000s)	33	29	+4	Shipments (000s)	3.7	4.8	(1.1)
Consolidated shipments(1) (000s)	33	29	+4	Net revenues	357	409	(52)
Net revenues	945	921	+24	AOI	(59)	(178)	+119
AOI	55	(115)	+170	AOI margin	(16.5)%	(43.5)%	n.m.
AOI margin	5.8%	(12.5)%	n.m.

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Reconciliations - Full Year
Net revenues from external customers to Net revenues and Net profit to Adjusted operating income

2025	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		60,962	57,602	9,708	16,031	1,867	726	6,612	153,508
Net revenues from transactions with other segments		—	171	1	166	1	—	(339)	—
Net revenues		60,962	57,773	9,709	16,197	1,868	726	6,273	153,508
Net profit/(loss)									(22,332)
Tax expense/(benefit)									(4,273)
Net financial expenses/(income)									351
Operating income/(loss)									(26,254)
Adjustments:
Restructuring and other costs, net of reversals(A)		(17)	861	2	17	—	4	46	913
Takata airbags recall campaign(B)		—	590	27	5	—	—	—	622
Platform impairments(C)		5,700	270	—	—	—	613	—	6,583
Costs related to product plan realignments and program cancellations(D)		6,528	2,211	8	321	1	3	—	9,072
Other Impairments(E)		—	79	—	—	—	—	164	243
Battery JVs(F)		1,571	483						2,054
Hydrogen fuel cell program discontinuation(G)		—	1,094	—	—	—	—	—	1,094
CAFE penalty rate(H)		269	—	—	—	—	—	—	269
Stellantis Türkiye disposal(I)		—	—	246	—	—	—	—	246
Change in estimate for contractual warranties(J)		3,252	878	—	—	—	—	—	4,130
Other(K)		161	25	1	(35)	(9)	—	43	186
Total adjustments		17,464	6,491	284	308	(8)	620	253	25,412
Adjusted operating income(1)		(1,892)	(651)	1,429	1,963	74	(198)	(1,567)	(842)
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Primarily related to workforce reductions, mainly in Enlarged Europe
(B) Related to stop-drive campaign on certain vehicles in Enlarged Europe announced in June 2025
(C) Primarily as a result of reduced volumes and profitability expectations, platforms were impaired in North America for €5,700 million, Maserati for €613 million and in Enlarged Europe for €270 million
(D) Primarily related to costs incurred as result of product plan realignments and program cancellations
(E) Impairments in Other activities is related to the Free2Move business, the other impairments in Enlarged Europe relate to write downs of assets on classification to held for sale as well as the impairment of a prepayment to a supplier, which is not expected to be recoverable
(F) Related to steps of rationalizing battery manufacturing capacity
(G) During the year ended December 31, 2025, Stellantis decided to discontinue its hydrogen fuel cell strategy. As a result, the following items have been impaired: (i) investment in Symbio (€324 million), (ii) loans granted to Symbio (€146 million), (iii) capitalized development expenditures and property, plant and equipment related to fuel cells (€341 million), (iv) in addition, provisions for risks were recognized (€210 million) and (v) other expenses (€73 million)
(H) As a result of the elimination of CAFE fines with the enactment of OBBB, the Company recognized a net expense of €97 million, comprised of net €172 million of CAFE credits recognized as a reduction of Cost of revenues, which remains included in Adjusted operating income as these amounts reduced prior year CAFE fines, and a net expense of €269 million, which is excluded from AOI and comprised of (i) elimination of the CAFE provision of €844 million, (ii) impairment of the regulatory credit assets of €609 million, and (iii) onerous contracts related to contractual purchase commitments for CAFE credits of €504 million
(I) Sale of Stellantis Türkiye to the Company’s joint venture, Tofas, for which the Company recognized an estimated loss on disposal of €246 million, driven primarily by the recycling of the cumulative translation reserve from Equity to the Consolidated Income Statement upon disposal
(J) Related to the change in estimate for contractual warranty provisions, resulting from the reassessment of the estimation process, taking into account recent increases in cost inflation and a deterioration in quality, as a result of operational choices, which did not deliver the expected quality performance
(K) Comprised primarily of (i) adjustments to costs previously recognized to support the workforce during the transformation of certain plants in North America, (ii) gains/(losses) recognized on the disposal of non-significant entities and on dilution of certain of our equity method investees, including Archer.
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2024	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		63,449	58,844	10,109	15,883	1,991	1,038	5,564	156,878
Net revenues from transactions with other segments		1	166	(12)	(20)	2	2	(139)	—
Net revenues		63,450	59,010	10,097	15,863	1,993	1,040	5,425	156,878
Net profit/(loss)									5,520
Tax expense/(benefit)									(1,488)
Net financial expenses/(income)									(345)
Operating income/(loss)									3,687
Adjustments:
Restructuring and other costs, net of reversals(A)		510	1,027	1	20	6	22	31	1,617
Impairment expense and supplier obligations, net of reversals(B)		31	207	2	—	16	1,526	25	1,807
Takata airbags recall campaign, net of recoveries(C)		—	711	21	36	—	—	—	768
Lifetime onerous contracts(D)		636	—	—	—	1	—	—	637
Other(E)		62	(6)	—	32	(5)	—	49	132
Total adjustments		1,239	1,939	24	88	18	1,548	105	4,961
Adjusted operating income(1)		2,660	2,419	1,901	2,272	(58)	(260)	(286)	8,648
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Primarily related to workforce reductions, mainly in Enlarged Europe and North America
(B) Primarily related to (i) €1,063 million of impairments of certain platform assets in Maserati and Enlarged Europe, net of reversal, driven by projected decreases in margins for certain models and the cancellation of certain projects prior to launch, (ii) €230 million of provisions accrued for supplier obligations, relating to projects in development which were cancelled prior to launch (and for which the related capitalized R&D was impaired under (i) above), and (iii) €514 million of goodwill impairments related to the Maserati segment
(C) Extension of Takata airbags recall campaign
(D) Provision primarily related to lifetime service contracts sold in North America prior to the merger determined to be onerous during 2024
(E) Consisting of other adjustments which are individually insignificant

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Diluted EPS to Adjusted diluted EPS(6)

Results from continuing operations
(€ million, except as otherwise stated)	2025	2024
Net profit attributable to owners of the parent	(22,368)	5,473
Weighted average number of shares outstanding (000)	2,886,684	2,949,652
Number of shares deployable for share-based compensation (000)	—	26,168
Weighted average number of shares outstanding for diluted earnings per share (000)	2,886,684	2,975,820
Diluted earnings per share (A) (€/share)	(7.75)	1.84

Adjustments, per above	25,412	4,961
Tax impact on adjustments(B)	(5,185)	(799)
Unusual items related to income taxes(B)	932	(2,266)
Total adjustments, net of taxes	21,159	1,896
Impact of adjustments above, net of taxes, on Diluted earnings per share from continuing operations (B) (€/share)	7.33	0.64
Adjusted Diluted earnings per share(6) (€/share) (A+B)	(0.42)	2.48
______________________________________________________________________________________________________________________________________________
(A) Tax impact on adjustments is calculated based on the expected local country tax implications for each adjustment
(B) Unusual items related to income taxes relate to the derecognition of deferred tax assets in Germany in 2025, and the recognition of deferred tax assets in Brazil in 2024

Cash flows from operating activities to Industrial free cash flows

(€ million)	2025	2024
Cash flows from/(used in) operating activities(5)	(4,650)	1,535
Less: Financial services, net of inter-segment eliminations	(9,700)	(5,209)
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	9,090	10,761
Add: Proceeds from disposal of assets and other changes in investing activities	591	303
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	1,116	2,376
Add: Defined benefit pension contributions, net of tax	40	45
Industrial free cash flows(4)	(4,525)	(6,045)

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Debt to Industrial net financial position

(€ million)	December 31, 2025	December 31, 2024
Debt	(45,947)	(37,227)
Current financial receivables from jointly-controlled financial services companies	603	674
Derivative financial assets/(liabilities), net and collateral deposits	181	222
Financial securities	1,362	4,468
Cash and cash equivalents	30,146	34,100
Industrial net financial position classified as held for sale	—	169
Net financial position	(13,655)	2,406
Less: Net financial position of financial services	(20,349)	(12,722)
Industrial net financial position(7)	6,694	15,128

Available liquidity

(€ million)	December 31, 2025	December 31, 2024
Cash, cash equivalents and financial securities(8)	31,508	38,568
Undrawn committed credit lines	18,287	12,915
Cash, cash equivalents and financial securities - included within Assets held for sale	—	297
Total Available liquidity(9)	49,795	51,780
of which: Available liquidity of the Industrial Activities	45,711	49,481
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Reconciliations - H2
Net revenues from external customers to Net revenues and Net profit to Adjusted operating income

H2 2025	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		32,764	28,439	4,770	8,335	948	358	3,633	79,247
Net revenues from transactions with other segments		—	93	(5)	93	(3)	(1)	(177)	—
Net revenues		32,764	28,532	4,765	8,428	945	357	3,456	79,247
Net profit/(loss)									(20,076)
Tax expense/(benefit)									(3,659)
Net financial expenses/(income)									191
Operating income/(loss)									(23,544)
Adjustments:
Restructuring and other costs, net of reversals(A)		24	330	2	13	—	4	18	391
Takata airbags recall campaign(B)		—	351	27	5	—	—	—	383
Platform impairments(C)		5,700	244	—	—	—	61	—	6,005
Costs related to product plan realignments and program cancellations(D)		6,201	2,077	—	2	—	3	—	8,283
Other Impairments(E)		—	79	—	—	—	—	164	243
Battery JVs(F)		1,571	483	—	—	—	—	—	2,054
Fuel cell program discontinuation(G)		—	361	—	—	—	—	—	361
CAFE penalty rate		—	—	—	—	—	—	—	—
Stellantis Türkiye disposal		—	—	—	—	—	—	—	—
Change in estimate for contractual warranties(H)		3,252	878	—	—	—	—	—	4,130
Other(I)		244	51	1	(35)	(11)	(3)	65	312
Total adjustments		16,992	4,854	30	(15)	(11)	65	247	22,162
Adjusted operating income(1)		(941)	(660)	661	775	55	(59)	(1,213)	(1,382)
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Primarily related to workforce reductions, mainly in Enlarged Europe
(B) Related to stop-drive campaign on certain vehicles in Enlarged Europe announced in June 2025
(C) Primarily as a result of reduced volumes and profitability expectations, platforms were impaired in North America for €5,700 million, Maserati for €61 million and in Enlarged Europe for €244 million
(D) Primarily related costs incurred as result of product plan realignments and program cancellations
(E) Impairments in Other activities is related to the Free2Move business, the other impairments in Enlarged Europe relate to write downs of assets on classification to held for sale as well as the impairment of a prepayment to a supplier, which is not expected to be recoverable
(F) Related to steps of rationalizing battery manufacturing capacity
(G) During the year ended December 31, 2025, Stellantis decided to discontinue its hydrogen fuel cell strategy. As a result, the following items have been impaired: (i) investment in Symbio (€145 million), (ii) reversal of funding commitments (€16 million), (iii) capitalized development expenditures and property, plant and equipment related to fuel cells (€12 million), (iv) in addition, provisions for risks were recognized (€147 million) and (v) other expenses (€73 million)
(H) Related to the change in estimate for contractual warranty provisions, resulting from the reassessment of the estimation process, taking into account recent increases in cost inflation and a deterioration in quality, as a result of operational choices, which did not deliver the expected quality performance
(I) Comprised primarily of (i) adjustments to costs previously recognized to support the workforce during the transformation of certain plants in North America, (ii) gains/(losses) recognized on the disposal of non-significant entities and on dilution of certain of our equity method investees.
Refer to page 13 for an explanation of the items referenced on this page

H2 2024	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		25,098	28,996	5,104	8,510	920	407	2,826	71,861
Net revenues from transactions with other segments		(1)	45	(12)	(14)	1	2	(21)	—
Net revenues		25,097	29,041	5,092	8,496	921	409	2,805	71,861
Net profit/(loss)									(127)
Tax expense/(benefit)									(2,830)
Net financial expenses/(income)									5
Operating income/(loss)									(2,952)
Adjustments:
Restructuring and other costs, net of reversals(A)		462	(60)	1	11	6	(3)	(12)	405
Impairment expense and supplier obligations(B)		29	164	2	—	5	1,202	17	1,419
Takata recall campaign(C)		—	637	17	35	—	—	—	689
Lifetime onerous contract(D)		636	—	—	—	1	—	—	637
Other(E)		(57)	(8)	—	3	(6)	—	55	(13)
Total adjustments		1,070	733	20	49	6	1,199	60	3,137
Adjusted operating income(1)		(1,706)	359	854	1,122	(115)	(178)	(151)	185
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Primarily related to workforce reductions, mainly in North America
(B) Primarily related to (i) €730 million of impairments of certain platform assets in Maserati and Enlarged Europe, net of reversal, driven by projected decreases in margins for certain models and the cancellation of certain projects prior to launch, (ii) €175 million of provisions accrued for supplier obligations, relating to projects in development which were cancelled prior to launch (and for which the related capitalized R&D was impaired under (i) above), and (iii) €514 million of goodwill impairments related to the Maserati segment
(C) Extension of Takata airbags recall campaign
(D) Provision primarily related to lifetime service contracts sold in North America prior to the merger determined to be onerous during 2024
(E) Consisting of other adjustments which are individually insignificant

Refer to page 13 for an explanation of the items referenced on this page

Diluted EPS to Adjusted diluted EPS(6)

Results from continuing operations
(€ million, except as otherwise stated)	H2 2025	H2 2024
Net profit/(loss) attributable to owners of the parent	(20,128)	(151)
Weighted average number of shares outstanding (000)	2,890,691	2,897,090
Number of shares deployable for share-based compensation (000)	—	23,914
Weighted average number of shares outstanding for diluted earnings per share (000)	2,890,691	2,921,004
Diluted earnings/(loss) per share (A) (€/share)	(6.96)	(0.05)

Adjustments, per above	22,162	3,137
Tax impact on adjustments(A)	(4,715)	(483)
Unusual items related to income taxes(B)	932	(2,266)
Total adjustments, net of taxes	18,379	388
Impact of adjustments above, net of taxes, on Diluted earnings per share from continuing operations (B) (€/share)	6.36	0.13
Adjusted Diluted earnings per share(6) (€/share) (A+B)	(0.60)	0.08
_____________________________________________________________________________________________________________________________________________
(A) Tax impact on adjustments is calculated based on the expected local country tax implications for each adjustment
(B) Unusual items related to income taxes relate to the derecognition of deferred tax assets in Germany in 2025, and the recognition of deferred tax assets in Brazil in 2024
Refer to page 13 for an explanation of the items referenced on this page

Cash flows from operating activities to Industrial free cash flows

(€ million)	H2 2025	H2 2024
Cash flows from/(used in) operating activities(5)	(2,363)	(2,435)
Less: Financial services, net of inter-segment eliminations	(5,303)	(2,825)
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	3,954	5,323
Add: Proceeds from disposal of assets and other changes in investing activities	118	140
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	636	881
Add: Defined benefit pension contributions, net of tax	12	21
Industrial free cash flows(4)	(1,520)	(5,653)

Refer to page 13 for an explanation of the items referenced on this page

NOTES

(1) Combined shipments include shipments by the Company's consolidated subsidiaries and unconsolidated joint ventures, whereas Consolidated shipments only include shipments by the Company's consolidated subsidiaries. This includes the vehicles produced by our joint ventures and associates (including Leapmotor) which are distributed by our consolidated subsidiaries. In addition to the volumes included in consolidated shipments, combined shipments also includes the vehicles distributed by our joint ventures (such as Tofas). Figures by segments may not add up due to rounding.
(2) Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring and other termination costs, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit).
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to: impacts from strategic decisions to rationalize Stellantis' core operations; facility-related costs stemming from Stellantis' plans to match production capacity and cost structure to market demand, and convergence and integration costs directly related to significant acquisitions or mergers.
(3) Adjusted operating income/(loss) margin is calculated as Adjusted operating income/(loss) divided by Net revenues.
(4) Industrial free cash flows is our key cash flow metric and is calculated as Cash flows from operating activities less: (i) cash flows from operating activities from discontinued operations; (ii) cash flows from operating activities related to financial services, net of eliminations; (iii) investments in property, plant and equipment and intangible assets for industrial activities; (iv) contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: (i) net intercompany payments between continuing operations and discontinued operations; (ii) proceeds from disposal of assets and (iii) contributions to defined benefit pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables, factoring and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control. In addition, Industrial free cash flows is one of the metrics used in the determination of the annual performance bonus for eligible employees, including members of the senior management.
(5) Effective H1 2025, two types of cash flows were reclassified to cash flows from operating activities: (i) the net change in receivables related to financial services activities have been reclassified from investing activities as these are part of our principal revenue-generating activities and (ii) certain financial receivables related to factoring transactions from financing activities. Comparative figures for FY 2024 and H2 2024 have been reclassified accordingly.

(€ million)	FY 2024 as reported	Adjustment: Financial services activities	Adjustment: Financial receivables	FY 2024 as adjusted
Cash flows from operating activities	4,008	(3,455)	982	1,535
Less: Financial services, net of inter-segment eliminations	(2,736)	3,455	(982)	(5,209)
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	10,761	—	—	10,761
Add: Proceeds from disposal of assets and other changes in investing activities	303	—	—	303
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	2,376	—	—	2,376
Add: Defined benefit pension contributions, net of tax	45	—	—	45
Industrial free cash flows	(6,045)	—	—	(6,045)

(€ million)	H2 2024 as reported	Adjustment: Financial services activities	Adjustment: Financial receivables	H2 2024 as adjusted
Cash flows from operating activities	(881)	(1,716)	162	(2,435)
Less: Financial services, net of inter-segment eliminations	(1,271)	1,716	(162)	(2,825)
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	5,323	—	—	5,323
Add: Proceeds from disposal of assets and other changes in investing activities	140	—	—	140
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	881	—	—	881
Add: Defined benefit pension contributions, net of tax	21	—	—	21
Industrial free cash flows	(5,653)	—	—	(5,653)

(6) Adjusted diluted earnings per share ("EPS") is calculated by adjusting Diluted earnings per share for the post-tax impact per share of the same items excluded from Adjusted operating income as well as tax expense/(benefit) items that are considered rare or infrequent, or whose nature would distort the presentation of the ongoing tax charge of the Company. We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Company’s ongoing operating performance and provides investors with a more meaningful comparison of the Company’s ongoing quality of earnings. Adjusted diluted EPS should not be considered as a substitute for Basic earnings per share, Diluted earnings per share from operations or other methods of analyzing our quality of earnings as reported under IFRS.
(7) Industrial net financial position is calculated as Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) financial securities that are considered liquid, (iii) current financial receivables from the Company or its jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits. Therefore, debt, cash and cash equivalents and other financial assets/ liabilities pertaining to Stellantis’ financial services entities are excluded from the computation of the Industrial net financial position. Industrial net financial position includes the Industrial net financial position classified as held for sale.
8) Financial securities are comprised of short term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may be subject to risk of change in value (even if they are short-term in nature or marketable).
(9) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other countries. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, (and in particular in Argentina, in which we have €354 million cash and securities at December 31, 2025 (€680 million at December 31, 2024), and in Algeria, in which we have €276 million cash at December 31, 2025 (€276 million at December 31, 2024)), we do not believe such transfer restrictions had an adverse impact on the Company’s ability to meet its liquidity requirements at the dates presented above. Cash and cash equivalents also include €663 million at December 31, 2025 (€451 million at December 31, 2024) held in bank deposits which are restricted to the operations related to securitization programs and warehouses credit facilities of SFS U.S.
Rankings, market share and other industry information are derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (ANTS), Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA), Ministry of Infrastructure and Sustainable Mobility (MIMS), S&P Global, Ward’s Automotive) and internal information unless otherwise stated.
For purposes of this document, and unless otherwise stated industry and market share information are for passenger cars (PC) plus light commercial vehicles (LCV), except as noted below:

•Enlarged Europe excludes Russia and Belarus. From 2025, this includes Israel and Palestine (prior periods have not been restated);
•Middle East & Africa excludes Iran, Sudan and Syria. From 2025, this excludes Israel and Palestine (prior periods have not been restated);
•South America excludes Cuba;
•India & Asia Pacific reflects aggregate for major markets where Stellantis competes (Japan (PC), India (PC), South Korea (PC + Pickups), Australia, New Zealand and South East Asia);
•China represents PC only and includes licensed sales from DPCA; and
•Maserati reflects aggregate for 17 major markets where Maserati competes and is derived from S&P Global data, Maserati competitive segment and internal information.
Prior period figures have been updated to reflect current information provided by third-party industry sources.
EU30 = EU 27 (excluding Malta), Iceland, Norway, Switzerland and UK.
Low emission vehicles (LEV) = battery electric (BEV), plug-in hybrid (PHEV), range-extender electric vehicle (REEV) and fuel cell electric (FCEV) vehicles.
All Stellantis reported BEV and LEV sales include Citroën Ami, Opel Rocks-e and Fiat Topolino; in countries where these vehicles are classified as quadricycles, they are excluded from Stellantis reported combined sales, industry sales and market share figures.

SAFE HARBOR STATEMENT
This document, in particular references to “FY 2026 Financial Guidance”, contains forward looking statements. In particular, statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Company’s ability to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in trade policy, the imposition of global and regional tariffs targeted to the automotive industry; the Company’s ability to accurately predict the market demand for electrified vehicles; the Company’s ability to offer innovative, attractive products; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; the Company's ability to attract and retain experienced management and employees; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; changes in local economic and political conditions; the enactment of tax reforms or other changes in tax laws and regulations; the level of governmental economic incentives available to support the adoption of battery electric vehicles; the impact of increasingly stringent regulations regarding fuel efficiency and greenhouse gas and tailpipe emissions; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the Company’s ability to provide or arrange for access to adequate financing for dealers and retail customers; risks related to the operations of financial services companies; the Company’s ability to access funding to execute its business plan; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with the Company’s relationships with employees, dealers and suppliers; the Company’s ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward looking statements. Further information concerning the Company and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission and AFM.